UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

WHEELER REAL ESTATE INVESTMENT TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

963025887

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1 (b)

☐ Rule 13d–1 (c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025887

(1)	Names of reporting persons AY2 Capital LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,499,704 (a)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,499,704 (a)

(9)	Aggregate amount beneficially owned by each reporting person 3,499,704 (a)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.9% (b)
(12)	Type of reporting person (see instructions) PN

(a)

This amount includes 3,499,704 shares of the Issuer’s common stock, par value $0.01 per share (the “Common Stock”) issuable upon exercise of Common Stock Purchase Warrants (the “Warrants”) held by AY2.

(b)

This assumes 53,769,787 shares of common stock are outstanding as reported by the Issuer in its Form 8-K filed with the United States Securities and Exchange Commission (the “SEC”) on December 6, 2023 and the exercise of the Warrants and conversion of the Issuer’s 7.00% Senior Subordinated Convertible Notes Due 2031 (the “Notes”), the Issuer’s 9% Series B Preferred Stock (the “Series B Stock”) and the Issuer’s 8.75% Series D Convertible Preferred Stock (the “Series D Stock”) held by the Reporting Persons.

CUSIP No. 963025887

(1)	Names of reporting persons Harrison Wreschner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 4,789,337 (a)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 4,789,337 (a)

(9)	Aggregate amount beneficially owned by each reporting person 4,789,337 (a)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 8.1% (b)
(12)	Type of reporting person (see instructions) IN

(a)

This amount includes 1,289,633 shares of common stock over which Wreschner and his spouse have joint investment and voting control, which such shares are comprised of 904 shares of Common Stock issuable upon conversion of the Series B Stock, 3,015 shares of common stock issuable upon the conversion of the Series D Stock and 1,285,714 shares of Common Stock issuable upon the conversion of the Notes. This amount also includes 3,499,704 shares of Common Stock issuable to AY2 upon exercise of the Warrants.

(b)

This percentage assumes 53,769,787 shares of common stock are outstanding as reported by the Issuer in its Form 8-K filed with the SEC on December 6, 2023 and the exercise of the Warrants and conversion the Notes, the Series B Stock and the Series D Stock held by the Reporting Persons.

CUSIP No. 963025887

(1)	Names of reporting persons Never Summer Holdings, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Wyoming

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,499,704 (a)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,499,704 (a)

(9)	Aggregate amount beneficially owned by each reporting person 3,499,704 (a)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.9% (b)
(12)	Type of reporting person (see instructions) PN

(a)	This includes 3,499,704 shares of Common Stock issuable upon exercise of the Warrants.
(b)

This percentage assumes 53,769,787 shares of common stock are outstanding as reported by the Issuer in its Form 8-K filed with the SEC on December 6, 2023 and the exercise of the Warrants and conversion the Notes, the Series B Stock and the Series D Stock held by the Reporting Persons.

CUSIP No. 963025887

(1)	Names of reporting persons Joseph Cohen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 476,599 (a)
	(6)	Shared voting power 3,499,704 (b)
	(7)	Sole dispositive power 476,599 (a)
	(8)	Shared dispositive power 3,499,704 (b)

(9)	Aggregate amount beneficially owned by each reporting person 3,976,303
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.7% (c)
(12)	Type of reporting person (see instructions) IN

(a)

This amount includes 286 shares of Common Stock issuable upon conversion of the Series B Stock held by Cohen, 122 shares of common stock issuable upon the conversion of the Series D Stock held by Cohen and 476,190 shares of Common Stock issuable upon the conversion of the Notes held by Cohen.

(b)	This amount includes 3,499,704 shares of Common Stock issuable upon exercise of the Warrants.
(c)

This percentage assumes 53,769,787 shares of common stock are outstanding as reported by the Issuer in its Form 8-K filed with the SEC on December 6, 2023 and the exercise of the Warrants and conversion the Notes, the Series B Stock and the Series D Stock held by the Reporting Persons.

CUSIP No. 963025887

(1)	Names of reporting persons RRJA LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 3,499,704 (a)
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 3,499,704 (a)

(9)	Aggregate amount beneficially owned by each reporting person 3,499,704 (a)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 5.9% (b)
(12)	Type of reporting person (see instructions) PN

(a)	This includes 3,499,704 shares of Common Stock issuable upon exercise of the Warrants.
(b)

This percentage assumes 53,769,787 shares of common stock are outstanding as reported by the Issuer in its Form 8-K filed with the SEC on December 6, 2023 and the exercise of the Warrants and conversion the Notes, the Series B Stock and the Series D Stock held by the Reporting Persons.

Item 1(a) Name of issuer: Wheeler Real Estate Investment Trust, Inc. (the “Issuer”).

Item 1(b) Address of issuer’s principal executive offices: 2529 Virginia Beach Boulevard, Virginia Beach, Virginia 23452

2(a) Name of person filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

I)	AY2 Capital LLC (“AY2”)

II)	Harrison Wreschner (“Wreschner”)

III)	Never Summer Holdings, LLC (“Never Summer”)

IV)	Joseph Cohen (“Cohen”)

V)	RRJA LLC (“RRJA”)

Never Summer and RRJA are the managing members of AY2 and, as such, share investment and voting power over shares of Common Stock issuable upon exercise of the Warrants. Wreschner is the managing member of Never Summer and, as such, exercises investment and voting power over the shares of Common Stock issuable upon exercise of the Warrants. Cohen is the managing member of RRJA and, as such, exercises investment and voting power over the shares of Common Stock issuable upon exercise of the Warrants.

2(b) Address or principal business office or, if none, residence:

15 E. Putnam Ave. Box #374, Greenwich, CT 06830

2(c) Citizenship:

AY2 and RRJA are Delaware limited liability companies.

Never Summer is a Wyoming limited liability company.

Wreschner and Cohen are citizens of the United States of America.

2(d) Title of class of securities:

Common Stock $0.01 par value per share

2(e) CUSIP No.:

963025887

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

AY2:

(a)	Amount beneficially owned: 3,499,704

(b)	Percent of class: 5.9%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,499,704

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,499,704

Wreschner:

(a)	Amount beneficially owned: 4,789,337

(b)	Percent of class: 8.1%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 4,789,337

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 4,789,337

Never Summer:

(a)	Amount beneficially owned: 3,499,704

(b)	Percent of class: 5.9%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,499,704

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,499,704

Cohen:

(a)	Amount beneficially owned: 3,976,303

(b)	Percent of class: 6.7%.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 476,599

(ii)	Shared power to vote or to direct the vote: 3,499,704

(iii)	Sole power to dispose or to direct the disposition of: 476,599

(iv)	Shared power to dispose or to direct the disposition of: 3,499,704

RRJA:

(a)	Amount beneficially owned: 3,499,704

(b)	Percent of class: 5.9%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,499,704

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,499,704

Item 5.	Ownership of 5 Percent or Less of a Class.

Item 5 is not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Never Summer and RRJA are the managing members of AY2 and, as such, share investment and voting power over shares of Common Stock issuable upon exercise of the Warrants. Wreschner is the managing member of Never Summer and, as such, exercises investment and voting power over the shares of Common Stock issuable upon exercise of the Warrants. Cohen is the managing member of RRJA and, as such, exercises investment and voting power over the shares of Common Stock issuable upon exercise of the Warrants.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not appliable.

Item 9.	Notice of Dissolution of Group.

Item 9 is not appliable.

Item 10.	Certifications

Item 10 is not appliable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AY2 CAPITAL LLC

By: Never Summer Holdings, LLC, its managing member

Date: February 14, 2024	Signature:	/s/ Harrison Wreschner
	Name:	Harrison Wreschner
	Title:	Managing Member

Date: February 14, 2024	Signature:	/s/ Harrison Wreschner
	Name:	Harrison Wreschner

Date: February 14, 2024	NEVER SUMMER HOLDINGS, LLC

	Signature	/s/ Harrison Wreschner
	Name:	Harrison Wreschner
	Title	Managing Member

Date: February 14, 2024	Signature:	/s/ Joseph Cohen
	Name:	Joseph Cohen

Date: February 14, 2024	RRJA LLC

	Signature:	/s/ Joseph Cohen
	Name:	Joseph Cohen
	Title:	Managing Member